SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  05 May 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  Transaction in Own Shares announcement made on 21 April 2008

2.  Transaction in Own Shares announcement made on 22 April 2008

3.  Transaction in Own Shares announcement made on 22 April 2008

4.  Transaction in Own Shares announcement made on 23 April 2008

5.  Transaction in Own Shares announcement made on 24 April 2008

6.  Transaction in Own Shares announcement made on 25 April 2008

7.  Transaction in Own Shares announcement made on 28 April 2008

8.  Transaction in Own Shares announcement made on 29 April 2008

9.  Transaction in Own Shares announcement made on 29 April 2008

10. Transaction in Own Shares announcement made on 30 April 2008

11. Total Voting Rights announcement made on 30 April 2008

12. Transaction in Own Shares announcement made on 1 May 2008

13. Transaction in Own Shares announcement made on 2 May 2008

Enclosure 1


Monday 21 April 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,600,000 ordinary shares at a price of 216.79 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 633,402,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,767,824,905.


The above figure (7,767,824,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 2

Tuesday 22 April 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 53,577 ordinary shares at a minimum price of 146 pence and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 633,348,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,767,878,482.


The above figure (7,767,878,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 3


Tuesday 22 April 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 3,000,000 ordinary shares at a price of 214.78 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 636,348,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,764,878,482.

The above figure (7,764,878,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 4


Wednesday 23 April 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,750,000 ordinary shares at a price of 213.48 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 639,098,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,762,128,482.


The above figure (7,762,128,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 5


Thursday 24 April 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 3,000,000 ordinary shares at a price of 215.46 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 642,098,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,759,128,482.


The above figure (7,759,128,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 6

Friday 25 April 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 3,000,000 ordinary shares at a price of 219.55 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 645,098,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,756,128,482.


The above figure (7,756,128,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 7

Monday 28 April 2008


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 219.50 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 646,098,547 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,755,128,482.

The above figure (7,755,128,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 8

Tuesday 29 April 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 20,537 ordinary shares at a minimum price of 146 pence and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 646,078,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,755,149,019.


The above figure (7,755,149,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 9


Tuesday 29 April 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 217.99 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 647,078,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,754,149,019.


The above figure (7,754,149,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 10

Wednesday 30 April 2008


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 221.29 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 648,078,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,753,149,019.


The above figure (7,753,149,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 11

Wednesday 30 April 2008


                                  BT GROUP PLC


TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 30 April 2008, its capital consisted of 8,401,227,029 ordinary shares with voting rights. On that date, BT Group plc held 648,078,010 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,753,149,019.

The above figure (7,753,149,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                   -: Ends :-

Enclosure 12

Thursday 1 May 2008


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 220.88 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 649,078,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,149,019.


The above figure (7,752,149,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 13


Friday 2 May 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,750,000 ordinary shares at a price of 224.38 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 650,828,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,750,399,019.

The above figure (7,750,399,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 May, 2008